GAIN Capital Holdings, Inc.
Bedminster One
135 Route 202/206
Bedminster, New Jersey 07921
November 24, 2010
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed November 3, 2010 File No. 333-161632
Dear Ms. Barros:
     This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated November 22, 2010 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 7 (“Amendment No. 7”) to the Registration Statement referenced above (the “Registration Statement”).
     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 7. Page numbers referred to in the responses reference the applicable pages of Amendment No. 7.
General
1.	We note your response to our prior comment 8 of our letter dated October 26, 2010 and your revised disclosure on page 24. Based on your description of your CFD business in the prospectus, it appears that the CFDs would fall within the definition of swap under the current language of Section 206A of Gramm-Leach-Bliley and would fall -within the definition of a swap under Title VII of the Dodd-Frank Wall Street Reform and Consumer

Securities and Exchange Commission
November 24, 2010

Protection Act. Please explain in a detailed legal analysis how your proposed plan of business would operate under both the federal securities laws and the Commodity Exchange Act.

Response: The Staff noted that the contracts for difference (“CFD”) offered by the Company appear to be “swaps” as defined in Section 206A of the Gramm-Leach-Bliley Act and Section 721 of the Dodd-Frank Act and ask how the Company would operate under the federal securities laws and the Commodity Exchange Act. The Company currently offers CFDs on US and UK oil and certain broad-based security index products, including the S&P 500, the FTSE 100, and CAC 40, through its subsidiaries located in the UK and Australia.

In light of the legal uncertainty surrounding CFDs in the US under the Commodity Exchange Act, discussed below, the Company does not permit CFDs to be offered from its US subsidiaries or allow customers located in the US to enter into CFDs through its UK or Australian subsidiaries. Therefore, neither the federal securities laws nor the Commodity Exchange Act are implicated in the Company’s CFD business.

The Company does not believe that the CFDs offered by the Company are swaps under Gramm-Leach-Bliley. Although a “swap” is similarly defined under the Gramm-Leach-Bliley Act and the Dodd-Frank Act,[1] Section 206A differs from the Dodd-Frank Act in two respects. First, under Gram-Leach-Bliley, a swap may only be entered into between eligible contract participants as defined in Section 1a(12) of the Commodity Exchange Act; second, the material terms of the swap must be subject to individual negotiation. Participation in the CFDs offered by the Company, however, is not limited to eligible contract participants, nor are the material terms of the CFDs subject to individual negotiation.[2]

As defined in Section 721 of the Dodd-Frank Act, participation in a swap is not limited to eligible contract participants, nor must the material terms of the swap be subject to individual negotiation. Given the otherwise broad definition of the term, we recognize that the CFDs offered by the Company could be swaps under Dodd-Frank.[3] If CFDs are deemed to be swaps under the Dodd-Frank Act, then to the extent that they may be offered to US retail customers, they would be required to be traded on or subject to the rules of a designated contract market.[4]

However, these CFDs would not be “security-based swaps.”[5] This is because the security index contracts offered are limited to broad-based security index contracts. The Company does not offer CFDs on narrow-based security index products or individual securities.[6] Therefore, the federal securities laws would not apply to the CFDs offered by the Company under either Gramm-Leach Bliley or the Dodd-Frank Act.

[1]	As defined in Section 712 of the Dodd-Frank Act, the term ‘swap’ means any agreement, contract, or transaction—

(i)	that is a put, call, cap, floor, collar, or similar option of any kind that is for the purchase or sale, or based on the value, of 1 or more interest or other rates, currencies, commodities, securities, instruments of indebtedness, indices, quantitative measures, or other financial or economic interests or property of any kind;

(ii)	that provides for any purchase, sale, payment, or delivery (other than a dividend on an equity security) that is dependent on the occurrence, nonoccurrence, or the extent of the occurrence of an event or contingency associated with a potential financial, economic, or commercial consequence; or

(iii)	that provides on an executory basis for the exchange, on a fixed or contingent basis, of 1 or more payments based on the value or level of 1 or more interest or other rates, currencies, commodities, securities, instruments of indebtedness, indices, quantitative measures, or other financial or economic interests or property of any kind, or any interest therein or based on the value thereof, and that transfers, as between the parties to the transaction, in whole or in part, the financial risk associated with a future change in any such value or level without also conveying a current or future direct or indirect ownership interest in an asset (including any enterprise or investment pool) or liability that incorporates the financial risk so transferred[;]

***

(iv)	that is an agreement, contract, or transaction that is, or in the future becomes, commonly known to the trade as a swap;

(v)	including any security-based swap agreement which meets the definition of ‘swap agreement’ as defined in section 206A of the Gramm-Leach-Bliley Act (15 U.S.C. 78c note) of which a material term is based on the price, yield, value, or volatility of any security or any group or index of securities, or any interest therein; or

(vi)	that is any combination or permutation of, or option on, any agreement, contract, or transaction described in any of clauses (i) through (v).

[2]	In our view, CFDs more closely resemble futures contracts rather than swaps. Futures contracts are not defined in the Commodity Exchange Act, and we are not aware that the Commodity Futures Trading Commission has expressed a view with respect to CFDs. However, CFDs have many of the characteristics of futures contracts. Under section 4(a) of the Commodity Exchange Act, futures contracts offered to US customers or from the US must be traded on or subject to the rules of a designated contract market (of foreign board of trade).

[3]	The Securities and Exchange Commission and the Commodity Futures Trading Commission are expected to propose rules that would further define the terms “swap” and “security-based swap” in December. These definitions should provide greater clarity.

[4]	Section 723 of the Dodd-Frank Act.

[5]	A “security-based swap” is defined to mean any agreement, contract, or transaction that—(i) is a swap, as that term is defined under section 1a of the Commodity Exchange Act . . . ; and (ii) is based on—(I) an index that is a narrow-based security index, including any interest therein or on the value thereof; (II) a single security or loan, including any interest therein or on the value thereof; or (III) the occurrence, nonoccurrence, or extent of the occurrence of an event relating to a single issuer of a security or the issuers of securities in a narrow-based security index, provided that such event directly affects the financial statements, financial condition, or financial obligations of the issuer.

[6]	The energy CFDs offered by the Company are not “security-based swaps.”

Securities and Exchange Commission
November 24, 2010

2.	We note your response to comment 1 of our letter dated October 26, 2010. In response to our comment, we note that you did not provide the analysis conducted by the Aite Group that supports your disclosure. Please provide the supporting documents. Additionally, please clarify what the CFTC Risk Disclosure document, the customer agreement with Forex and the FXCM customer agreement are intended to support.
         Response: The Company will supplementally provide the Staff with the analysis conducted by the Aite Group. With respect to the CFTC Risk Disclosure document, the customer agreement with Forex and the FXCM customer agreement previously provided, the Company has revised Amendment No. 7 to remove the statement, “We believe we are one of the largest provider of retail forex trading to customers in the United States based on active traded accounts.” Accordingly, the Company withdraws the CFTC Risk Disclosure document, the customer agreement with Forex and the FXCM customer agreement which were intended to support the foregoing statement.
Prospectus Summary, page 1
Pursue Strategic Acquisitions and Alliances....page 9
3.	We note that on September 14, 2010 you acquired MG Financial LLC and that you entered into an agreement on October 5, 2010 to acquire Capital Market Services, LLC. Please file these agreements in accordance with Item 60l(b)(10) of Regulation S-K or tell us why you believe you are not required to file these agreements. Additionally, please update your disclosure regarding your competition on page 100 as appropriate.
         Response: The Company acknowledges the Staff’s comment. The Company does not believe that the acquisition of certain assets of MG Financial LLC is material to the Company. With an overall purchase price of approximately $500,000 and no ongoing expenses, the Company believes the transaction is not material and the asset purchase agreement is not required to be filed under Item 601(b)(10) of Regulation S-K.
     With respect to the Company’s acquisition of certain assets of Capital Market Services, LLC, the Company has revised its disclosure on page 88 of Amendment No. 7 to include a discussion about the Capital Market Services, LLC asset acquisition and has filed the asset purchase agreement, as amended, as an exhibit to Amendment No. 7.
Risk Factors, page 18
4.	We note your response to comment 4 of our letter dated October 26, 2010. We note that the risk factor related to recent regulatory changes on page 28 still contains mitigating language. We therefore reissue our comment. Please review your risk factors and revise to remove mitigating language. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the prospectus.
         Response: The Company has revised its disclosure in Amendment No. 7, including the risk factor related to recent regulatory changes on page 28 of Amendment No. 7, to remove mitigating language.
Management , page 111
5.	Please revise the description of Mr. O’Grady’s experience to disclose the positions held at 3i for at least the past five years. Additionally, please disclose the relationship of 3i to you. Please refer to Item 401 (e) of Regulation S-K.
         Response: The Company has revised its disclosure on page 115 of Amendment No. 7 to disclose the positions held by Mr. O’Grady at 3i, as well as the Company’s relationship with 3i.
Exhibit 23.4
6.	We note your response to comment 1 of our letter dated October 26, 2010. In response to our comment, you provided the consent of Forrester Research. Please have Forrester provide a revised consent that eliminates subclauses 2 and 3. In light of the consent requirement of Section 7(a) of the Securities Act, it is inappropriate for Forrester to disclaim liability for errors, omissions, or inadequacies. Additionally, third parties must be able to rely on the information. Finally, please have Forrester revise subclause 4 or explain to us why you believe Forrester should not be considered an expert. Please refer to C&DI 233.02 for the Securities Act Rules.
         Response: The Company has revised Amendment No. 7 to remove all references to Forrester Research and the customer survey conducted by them and has withdrawn their consent from the Company’s list of exhibits.
* * *

Securities and Exchange Commission
November 24, 2010

The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3980.
Sincerely,
/s/ Henry C. Lyons
Henry C. Lyons
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., DLA Piper LLP (US) Fax: (973) 520-2573